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Private & Confidential
Exhibit 4.4

Dated 29 August 2008

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED	(1)

and
VINCENT CHENG HOI CHUEN	(2)

SERVICE AGREEMENT

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THIS AGREEMENT is dated 29 August 2008 and is made BETWEEN:

(1)	THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED, whose registered office is at 1 Queen’s Road Central, Hong Kong (the “Company”); and

(2)	Vincent Cheng Hoi Chuen of 19 Middle Gap Road, The Peak, Hong Kong (the “Executive”).

NOW IT IS HEREBY AGREED as follows:

1	Appointment

1.1	The Company shall continue to employ the Executive and the Executive agrees to continue to act as a senior executive of the Company at Band 0. The Executive shall continue to be employed as Chairman of the Company and agrees to do so on and subject to the following terms, conditions and provisions of this Agreement.

1.2	The Executive will report to the Group Chief Executive although the Company has the right to change the person or persons to whom the Executive reports at any time subject always to such reporting line being appropriate to the Executive’s seniority within the Group and status as an executive director of HSBC.

2	Remuneration

2.1	The Company shall pay to the Executive a salary at the rate of HKD9,300,000 per annum (the “Basic Salary”) which shall accrue day to day and be payable by equal monthly instalments in arrears on or about the 24th of each calendar month. The Board will review the Executive’s salary annually in April, the first such review following the date of this Agreement to take place in 2009 (except where notice has been given by either party, following which no review will be carried out). There is no obligation on the Company to increase the Executive’s salary pursuant to any such review or otherwise.

2.2	The Company may also, at its sole discretion and in such manner as it may determine, pay to the Executive an annual bonus which may be in the form of cash or equity (“Variable Bonus”) of such value as the Board may determine in its sole discretion. The Executive acknowledges that the Variable Bonus is of a gratuitous nature and that he has no contractual right to receive any Variable Bonus and that he will not acquire such a right solely on the basis that during the Employment he has received one or more Variable Bonus awards.

2.3	The remuneration specified in clauses 2.1 and 2.2 shall be inclusive of any fees to which the Executive may be entitled as a director of the Company or of HSBC or any other Group Company or of any other company or any unincorporated body in which the Executive holds the office as nominee or representative of the Company or any Group Company.

2.4	Payment of salary and any Variable Bonus to the Executive shall be made either by the Company or by a Group Company and, if by more than one company, in such proportions as the Board may from time to time think fit, subject always to the Company’s reasonable consideration of any detrimental employment tax consequences on the Executive, by doing so.

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2.5	The Executive may be entitled to participate in the HSBC Share Plan or any other employee share scheme established by the Group from time to time. Any such right to participate is subject to the rules of the relevant scheme and shall be at the discretion of the Board.

2.5.1	If the Executive is entitled to participate in such a scheme, his rights under such scheme will be subject to and in accordance with the rules of that scheme. Subject to such rules, the rights and obligations of the Executive under the terms and conditions of his office or employment shall not be affected by his participation in the scheme or any right he may have to participate in the scheme.

2.5.2	Subject to the rules of the relevant scheme, in participating in such a scheme, the Executive waives any rights to compensation or damages from the Company arising from the loss or failure to receive any rights or benefits under the scheme (or the diminution in value of such rights or benefits) as a result of:

(a) the termination of his office or employment and/or giving notice of termination of employment with any Group Company for any reason whatsoever (whether lawful or unlawful); and/or

(b) the exercise or failure to exercise any discretion conferred by the rules of the scheme.

2.6	The Executive shall account to the appropriate authorities for all taxes payable by him under any applicable law or regulation in respect of all sums received by him under this Agreement and shall indemnify the Company for any losses, costs, or expenses incurred by the Company resulting from his failure to do so.

3	Benefits

3.1	Pension

The following terms shall apply:

3.1.1	The Executive shall be enrolled in the Mandatory Provident Fund Scheme (“MPFS”) set up for employees of the Company in the Hong Kong Special Administrative Region. The Company and the Executive shall each make a mandatory monthly contribution to the MPFS. It is understood that such mandatory contributions are currently 5 per cent. of the relevant income within the meaning of the Mandatory Provident Fund Schemes Ordinance, subject to a maximum of HKD1,000 per month; and

3.1.2	The Executive shall receive an allowance to fund personal pension arrangements of 25 per cent. of annual Basic Salary, less the mandatory monthly contributions required to be made by the Company and by the Executive to the MPFS in accordance with clause 3.1.1 above.

3.2	Accommodation

The Executive will continue to be provided with an appropriate level of accommodation commensurate with his position as set out at clause 1.1. Telephone rental, authorised business calls and reasonable utility costs will be met by the Company.

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3.3	Car

The Executive shall continue to have the use of a company car and driver, commensurate with his position as set out at clause 1.1.

3.4	Medical Benefits

The Executive shall remain entitled to participate in the Local Staff Medical Benefits Scheme such as the Company shall from time to time maintain for the benefit of senior executives subject to their terms and conditions from time to time in force and subject to the Executive meeting the requirements of the relevant scheme and being deemed eligible by the relevant insurance provider. The Company shall not be liable to provide any benefits or any compensation in lieu thereof or take any action to enforce the provision of such benefits in circumstances where the scheme provider refuses for any reason whatsoever, to provide any benefits to the Executive.

3.5	Life Assurance Cover

The Executive (or his dependents) will receive a benefit upon death or total permanent disability arising during the term of this Agreement, which is equivalent to 4 times the Executive’s annual Basic Salary.

3.6	Personal Accident Insurance Cover

The Executive shall continue to be entitled to the Group Personal Accident Insurance Cover subject always to its terms from time to time in force.

3.7	Clubs

The Company shall make payments on the Executive’s behalf in respect of the annual membership subscription of two clubs or such similar two clubs as the Executive shall nominate each year, to be approved by the Company through the Group Managing Director, Human Resources.

3.8	Local Staff Housing Loan

The Executive is eligible to participate in the Local Staff Housing Loan Scheme, subject to the prevailing terms in force from time to time and receipt of pre-completed loan application and all relevant legal documentation. Approval of the loan will be at the discretion of the Staff Lending – Credit Services division of the Company.

3.9	Directors’ and Officers’ Liability

The Executive shall benefit from cover under the Company’s policy on Directors’ and Officers’ Liability (including Outside Directors’ and Officers’ Liability), subject always to the rules of the policy from time to time in force.

4	Duration of the Employment

4.1	The Employment pursuant to this Agreement shall commence on the Commencement Date and, subject to clause 13, shall continue until terminated by either party giving to the other not less than twelve months’ notice in writing.

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4.2	The Executive’s period of continuous employment began on 1 October 1978.

5	Scope and Duties of the Employment

5.1	In the Executive’s position as Chairman of the Company, he shall:

5.1.1	devote the whole of his time, attention and skill to his duties;

5.1.2	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Board;

5.1.3	obey the reasonable and lawful directions of the Board;

5.1.4	at all times act in and promote the best interests of the Company, HSBC and all other Group Companies and shall not do anything that would cause him to be disqualified from acting as a director;

5.1.5	perform his services in a professional and competent manner and in cooperation with others;

5.1.6	abide by any statutory, fiduciary or common-law duties to the Company, HSBC and any other Group Company of which he is a director;

5.1.7	comply with all the Company’s codes, rules, regulations, policies and procedures and any such code, practice, rules or regulations of any association or professional body to which the Company and/or the Executive belong from time to time and the rules, principles and regulations of any stock exchange or regulator as may be relevant to the Company and to his duties under this Agreement.

5.1.8	keep the Board at all times promptly and fully informed (in writing if so requested) of his conduct of and activities in relation to the business of the Company and any Group Company and provide such explanations in connection therewith as the Board may require from time to time including for the avoidance of doubt, any misconduct of other employees or directors or his own.

5.2	The Executive shall comply with:

5.2.1	the rules, principles and regulations of any stock exchange or regulator as may be relevant to the Company and to his duties under this Agreement.

5.2.2	every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company insofar as they may affect him, the Company, any Group Company or its or their directors, officers or employees.

5.3	The Company reserves the right to appoint any other person or persons to act jointly with the Executive in the event that the Executive is not assigned any duties in accordance with the garden leave provisions at clause 13.4 (or in place of the Executive if he is suspended in accordance with the provisions of this Agreement), in any position to which he may be assigned from time to time.

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5.4	The Executive shall if and so long as the Company requires and without any further remuneration therefor (except as otherwise agreed):

5.4.1	carry out duties on behalf of any Group Company; and

5.4.2	act as a director or officer of the Company, HSBC and any other Group Company as the Board may require.

5.5	The Company may at its sole discretion transfer the Executive’ s employment and assign the provisions of this Agreement to any Group Company at any time subject always to the Company’s reasonable consideration of any detrimental net employment tax consequences on the Executive, by doing so.

5.6	The Executive agrees that he will provide a copy of clauses 5, 10, 11 and 14 to any person, firm, company or other entity making an offer of employment, appointment as a director or officer, agency, consultancy, partnership or joint venture to him during the Employment immediately upon receiving any such offer. If any such offer is received after the Termination Date but whilst any restrictions in clause 14 remain in force he will, in addition, provide a copy of clauses 11 and 14 immediately upon receiving any such offer.

6	Hours and place of work

6.1	The Company’ s standard working week is 42 hours (excluding unpaid lunch breaks). The Executive shall be required to work such hours, including additional hours (without further remuneration) as are necessary for the proper performance of the duties hereunder.

6.2	The Executive’s place of work will be the Company’s offices at 1 Queen’s Road Central, Hong Kong but the Company may require the Executive to work at any place in Hong Kong on either a temporary or an indefinite basis. The Executive will be given reasonable notice of any permanent change in his place of work. In the performance of the duties hereunder, the Executive may be required to travel and undertake his duties both throughout and outside Hong Kong.

7	Expenses

The Company shall reimburse the Executive in respect of all expenses reasonably incurred by the Executive in the proper performance of the duties hereunder, subject to the Executive providing such receipts or other evidence as the Company may require and subject to the Company’s rules and policies from time to time relating to expenses.

8	Holidays

8.1	In addition to statutory holidays the Executive shall be entitled to 30 working days’ paid holiday in each holiday year (being the period from January to December) including one period of 10 consecutive working days which must be taken as Core Leave. The Executive’ s holiday shall be taken at such times as are agreed with the Group Chief Executive. All annual leave shall be taken from the Executive’s statutory entitlement first.

8.2	In the holiday year in which the Employment terminates, the Executive’ s entitlement to holiday shall accrue on a pro rata basis for each complete month of service during the relevant year.

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8.3	If, on the termination of the Employment, the Executive has exceeded his accrued holiday entitlement, the excess may be deducted from any sums due to the Executive and the Executive hereby authorises the Company to make such deduction. If the Executive has any unused holiday entitlement, the Company may either require the Executive to take such unused holiday during any notice period or make payment in lieu thereof.

8.4	Holiday entitlement for one holiday year may not, other than to the extent required by the Employment Ordinance, be taken in subsequent holiday years unless otherwise agreed by the Group Chief Executive. Failure to take holiday entitlement in the appropriate holiday year will lead to forfeiture of any accrued holiday not taken, without any right to payment in lieu thereof unless otherwise agreed by the Group Managing Director, Human Resources in accordance with the holiday policy applicable to Executive Directors from time to time.

9	Sickness benefits

9.1	The Company shall continue to pay the Executive’s Basic Salary during any period of absence on medical grounds in accordance with the sick pay policy set out in the Company’s Human Resources Policies and Procedures Manual, provided that the Executive complies in full with the requirements set out in clause 9.2 below. Thereafter the Executive will only be entitled to such salary and benefits, if any, as the Board shall in its absolute discretion from time to time allow.

9.2	At any time during the Employment, the Executive shall, if so required by the Board, undergo, at the expense of the Company, an examination by a registered medical practitioner or practitioners to be nominated by the Company. The Executive authorises the medical practitioner to disclose and discuss with the Company any report prepared as a result of any such examination. The Company has the right to postpone the Executive’s return to work (and the continuance or reinstatement of his normal pay, if appropriate) until the medical practitioner has confirmed that the Executive is fit to perform his duties.

9.3	Payment of the Executive’s Basic Salary pursuant to clause 9.1 shall be inclusive of any sick pay to which the Executive may be entitled by law.

9.4	During the Executive’s absence from work on medical grounds, the Executive will continue to be covered by the Company’s sick leave terms.

9.5	Any outstanding or prospective entitlement to pay in accordance with clause 9.1 shall not prevent the Company from terminating the Employment in accordance with the terms of this Agreement when the Executive is absent through sickness or injury at any time. The Company shall not be liable for any loss in relation to any such outstanding or prospective entitlements, which arises from such termination.

9.6	If the Executive’s absence shall be occasioned by the actionable negligence of a third party in respect of which damages are recoverable in respect of the period of the Executive’s incapacity, then the Executive shall:

9.6.1	forthwith notify the Company of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded in connection therewith;

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9.6.2	if the Company so requires, refund to the Company such sum as the Company may determine, not exceeding the lesser of:

(a) the amount of damages recovered by the Executive under such compromise, settlement or judgment; and

(b) the sums advanced to the Executive by the Company in respect of the period of incapacity subject to any deductions made by any court or tribunal that takes into account the payments made to the Employee in this clause 9 when awarding any such damages or compensation.

10	Restrictions during the Employment

10.1	The Executive shall not during the Employment be directly or indirectly either on his own account or on behalf of any other person, company, business entity or other organisation be employed, engaged, concerned or interested in any other business or undertaking, provided that this shall not prohibit the holding (directly or through nominees) of investments listed on the London Stock Exchange plc or in respect of which dealing takes place on the Alternative Investment Market on the London Stock Exchange plc or The Stock Exchange of Hong Kong Limited as long as such holding does not exceed 5 per cent of the issued shares or other securities of any class of any such investments.

10.2	The Executive shall obtain the Board’ s prior written approval before accepting appointment as a non-executive director of any company outside the Group as required in accordance with HSBC’s Policy on Directors’ other Directorships, from time to time in force. Approval is currently limited to one FTSE100 constituent company or other significant company in the UK or elsewhere.

10.3	The Executive shall comply with:

10.3.1	the Company’s code of conduct for transactions in HSBC Group Securities by Directors; and

10.3.2	such laws or regulations which may impose any obligation on the Executive which are relevant to his duties and offices under this appointment.

10.4	In accordance with section 83(2) of the Banking Ordinance of Hong Kong the aggregate unsecured facilities granted by the Company to the Executive (and his relatives) is restricted to HK$1,000,000. The Company’s Code of Conduct provides further details about this requirement. The Company reserves the right to require the Executive to reduce his unsecured facilities with the Company during the Employment if his aggregate unsecured facilities exceed the applicable limits set out above.

10.5	During the Employment, the Executive agrees that he will not, in competition with the Company or any Group Company:

10.5.1	deal with, canvass, solicit or endeavour to take away from the Company or any Group Company, whether directly or indirectly, and whether on his own behalf or on behalf of any other person, firm, company or other entity any customers or prospective customers; or

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10.5.2	directly or indirectly induce, solicit or otherwise entice or endeavour to entice any individual employed or engaged by the Company or any Group Company, to terminate his or her employment or engagement with the Company or any Group Company; or

10.5.3	directly or indirectly make preparations to compete with any business carried on by the Company or any Group Company.

10.6	During the Employment the Executive shall inform the appropriate member of the Board without delay if he becomes aware that any director, officer, or senior employee of the Company or any Group Company is or is planning to materially breach any of the provisions of their contract of employment or implied duties of loyalty, good faith and fidelity.

11	Confidential Information

11.1	The Executive recognises that, whilst performing the duties hereunder for the Company the Executive will have access to and come into contact with trade secrets and confidential information belonging to the Company and/or any Group Company, and will obtain personal knowledge of and influence over its or their customers, suppliers and/or employees. The Executive therefore agrees that the restrictions set out in this clause 11 are reasonable and necessary to protect the legitimate business interests of the Company and the Group both during and after the termination of the Employment. The Executive shall neither during the Employment (except in the proper performance of the duties) nor at any time (without limit) after the termination of the Employment directly or indirectly:

11.1.1	divulge or communicate to any person, company, business entity or other organisation; or

11.1.2	use for his own purposes or for any purposes other than those of the Company or any Group Company; or

11.1.3	through any failure to exercise due care and diligence, cause any unauthorised disclosure of any trade secrets or Confidential Information relating to the Company or any Group Company, but so that these restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through the default of the Executive.

11.2	“Confidential Information” shall include details of suppliers and their terms of business, details of customers, clients and prospective customers/clients and their requirements, the prices charged to and terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that these are included in published audited accounts), any proposals relating to the acquisition or disposal of a company or business or any part thereof or to any proposed expansion or contraction of activities, or any other business strategy or tender, details of employees and officers and of the remuneration and other benefits paid to them, information relating to research activities, inventions, secret processes, designs, software, formulae and product lines, any information which the Executive either is aware or reasonably ought to know is confidential, and any information which has been given to the Company or any Group Company in confidence by customers, suppliers or other persons.

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11.3	All notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Executive or otherwise) relating to the business of the Company or any Group Company (and any copies of the same):

11.3.1	shall be and remain the property of the Company or the relevant Group Company; and

11.3.2	shall be handed over by the Executive to the Company or to the relevant Group Company on demand and in any event on the termination of the Employment.

12	Inventions and other intellectual property

12.1	The parties foresee that the Executive may make inventions or create other intellectual property in the course of his duties and agree that in this respect the Executive has a special responsibility to further the interests of the Group.

12.2	Any invention or improvement or design made or process or information discovered or copyright work or trade mark or trade name or get-up created by the Executive during the course of his employment (whether capable of being patented or registered or not and whether or not made or discovered in the course of his employment under this Agreement) in conjunction with or in any way affecting or relating to the business of any Group Company or capable of being used or adapted for use therein or in connection therewith shall irrespective of any termination of his employment forthwith be disclosed to the Company and shall belong to and be the absolute property of such Group Company as the Company may direct.

12.3	The Executive if and whenever required so to do by the Company shall at the expense of a Group Company, apply or join with such company in applying for letters patent or other protection or registration for any such invention, improvement, design, process, information, work, trade mark, trade name or get-up as aforesaid which belongs to such company, and shall at the expense of such company, execute and do all instruments and things necessary for vesting the said letters patent or other protection or registration when obtained, and all rights, title and interest to and in the same in such company absolutely, and as sole beneficial owner or in such other person as the Company may specify.

12.4	The Executive hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute and do any such instrument or thing, and generally to use his name for the purpose of giving to the Company the full benefit of this Clause and in favour of any third party, a certificate in writing signed by any director or by the secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

13	Termination

13.1	Notwithstanding clause 4.1 the Employment shall be subject to termination by the Company:

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13.1.1	by not less than 6 months’ notice in writing given at any time while the Executive shall have been incapacitated by reason of ill health or accident from performing the duties hereunder for a period of or periods aggregating 26 weeks in the preceding 12 months. If at any time during the currency of such a notice the Executive shall provide a medical certificate satisfactory to the Board to the effect that he has fully recovered physical andlor mental health and that no recurrence of illness or incapacity can reasonably be anticipated, the Company may withdraw the notice;

13.1.2	by summary notice in writing:

(a) if the Executive:

(i) wilfully disobeys a lawful and reasonable order; or

(ii) misconducts himself, such conduct being inconsistent with the due and faithful discharge of his duties; or

(iii) is guilty of fraud or dishonesty; or

(iv) is habitually neglectful in his duties; or

(b) on any other ground on which the Company would be entitled to terminate the contract without notice at common law.

Any delay by the Company in exercising such right of termination shall not constitute a waiver thereof.

13.2	If the Company becomes entitled to terminate the Employment pursuant to clause 13.1.2, or whilst the Company or any external body investigates any allegation which would or may entitle the Company to terminate the Employment pursuant to clause 13.1.2 it shall be entitled (but without prejudice to its right subsequently to terminate such appointment on the same or any other ground) to suspend the Executive on full pay for so long as it may think fit or, for such period as is reasonable in the circumstances. During the period of any suspension the Executive will continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Group.

13.3	The Company reserves the right in its absolute discretion to give the Executive wages in lieu of all or any part of any notice of termination (whether given by the Company or by the Executive).

13.4	During any period of notice of termination or part thereof (whether given by the Company or the Executive), the Company shall be under no obligation to assign any duties to the Executive and shall be entitled to exclude him from its premises and to direct that the Executive refrains from contacting any customers, clients, suppliers, agents, professional advisers or employees of the Company or any Group Company, provided that this shall not affect the Executive’ s entitlement during this period to receive his normal salary and other contractual benefits (other than Variable Bonus for which the Executive will not be considered). For the avoidance of doubt, during such period the Executive shall continue to be bound by the same obligations to the Company as were owed prior to the commencement of the period, including for the avoidance of doubt, the duty of good faith and fidelity.

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13.5	The Executive agrees that during any period of notice of termination whether given by the Company or by the Executive he will give such assistance in effecting an orderly and comprehensive handover as the Company may require.

13.6	Without prejudice to the constitution (including for the avoidance of doubt the articles of association) of any Group Company, on termination of the Employment howsoever arising, or upon either the Company or the Executive having served notice of such termination and the Company having exercised its rights under clause 13.4, the Executive shall at the request of the Employer:

13.6.1	resign from office as a Director of the Company and of HSBC and all other offices held by the Executive in any Group Company (and the Executive agrees that he will not be entitled to any compensation for loss of such office(s)), and

13.6.2	transfer without payment to the Company, or as the Company may direct any third party, any shares or other securities held by the Executive in HSBC, the Company or any Group Company as a nominee or trustee for HSBC, the Company or any other Group Company and deliver to the Company the related certificates, provided however that such resignation shall be without prejudice to any claims which the Executive may have against the Company or any Group Company arising out of the termination of the Employment; and

13.6.3	forthwith deliver to the Company all Confidential Information and all materials within the scope of clause 11.3 including any copies of any such materials, and all credit cards and other property of or relating to the business of the Company or of any Group Company which may be in the Executive’s possession or under the Executive’s power or control and, if requested, provide a signed statement that he has fully complied with the obligations under this clause 13.6.3.

14	Restrictive Covenants

14.1	For the purposes of clause 14.3 the following words have the following meanings:

14.1.1	“Company Products” means any banking or financial products developed, supplied, distributed or sold by the Company with which the duties of the Executive were materially concerned or for which he was responsible during the Restricted Period;

14.1.2	“Company Services” means any banking or financial services (including but not limited to technical and product support, technical advice and customer services) developed or supplied by the Company with which the duties of the Executive were materially concerned or for which he was directly or ultimately responsible during the Restricted Period;

14.1.3	“Comparator Group” means:

(a) the Total Shareholder Return (TSR) comparator group which applies to the last awards made under the HSBC Share Plan immediately before the Termination Date; and

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	(b)	GE Money, Australia and New Zealand Banking Group Limited, Mitsubishi UFJ Financial, Mizuho Financial Group, Sumitomo Mitsui Financial, Resona Holdings and Sumitomo Trust and Bank,

or where any of the companies or entities in (a) or (b) above are the subject of a takeover or undergo any form of reconstruction, the entities to which the relevant business assets of such companies are transferred from time to time (and for the purpose of this clause 14.1.3 the Comparator Group shall include all group companies of the companies and entities identified at (a) and (b) above);

14.1.4	“Confidential Information” has the meaning ascribed thereto in clause 11.2;

14.1.5	“Customer” means any person or firm or company or other organisation whatsoever to whom or which the Company supplied Company Products and Company Services during the Restricted Period and with whom or which, during the Restricted Period

	(a)	the Executive had material personal dealings pursuant to the Employment; or

	(b)	any employee who was under the direct or indirect supervision of the Executive had material personal dealings pursuant to their employment,

provided that in the case of a firm, company or other organisation “Customer” shall not include any division, branch or office of such firm or company or other organisation with which the Executive and/or any such employee as defined in sub-clause (b) above had no dealings during the Restricted Period save that where a restructuring of the firm or company or organisation has occurred following such personal dealings “Customer” shall include the part of the business with which the Executive or any employee as defined in sub-clause (b) above had dealings during the Restricted Period;

14.1.6	“Prospective Customer”means any person or firm or company or other organisation whatsoever with whom or which the Company shall have had negotiations or material discussions regarding the possible distribution, sale or supply of Company Products or Company Services during the Restricted Period and which were ongoing and not finally concluded at the Termination Date and with whom or which during such period:

	(a)	the Executive shall have had material personal dealings pursuant to the Employment; or

	(b)	any employee who was under the direct or indirect supervision of the Executive shall have had material personal dealings pursuant to their employment; or

	(c)	the Executive was directly responsible in a client management capacity on behalf of the Company,

provided that in the case of a firm, company or other organisation “Prospective Customer” shall not include any division, branch or office of such firm, company or other organisation with which the Executive and/or any such employee had no dealings during the Restricted Period save that where a restructuring of the firm or company or organisation has occurred following such personal dealings, “Prospective Customer” shall include the part of the

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business with which the Executive or any employee as defined in sub-clause (b) had dealings during the Restricted Period;

14.1.7	“Restricted Employee” means any person who is on the Termination Date, or was during the Restricted Period, employed or engaged by the Company or any Group Company and is by reason of such employment or engagement in possession of, or is reasonably likely to be in possession of, any trade secret or Confidential information relating to the business of the Company or any Group Company or has acquired influence over its Customers or Prospective Customers (as defined in this clause 14 but so that references to the Executive shall be replaced by references to the relevant employee, being in either case a person with whom the Executive had material dealings with during the Restricted Period);

14.1.8	“Restricted Products” means Company Products or any goods of the same or of a similar kind.

14.1.9	“Restricted Period” means the period of 12 months ending on the Termination Date or, in the event that no duties were assigned to the Executive for any part of the duration of the notice period, the 12 months immediately preceding the last day on which the Executive carried out any duties for the Company;

14.1.10	“Restricted Services” means Company Services or any services of the same or of a similar kind;

14.1.11	“Restricted Supplier” means any person, company, business entity or other organisation whatsoever who has supplied goods or services to the Company or any Group Company (other than utilities and goods or services supplied for administrative purposes) during any part of the Restricted Period or who has agreed prior to the Termination Date to supply goods or services to the Company to commence at any time in the twelve months following the Termination Date;

14.2	The Executive recognises that, whilst performing his duties for the Company, he will have access to and come into contact with trade secrets and Confidential Information belonging to the Company and certain Group Companies and will obtain personal knowledge of and influence over its or their customers and/or employees. The Executive therefore agrees that the restrictions set out in this clause 14 are reasonable and necessary to protect the legitimate business interests of the Company and any applicable Group Company both during and after the termination of the Employment.

14.3	The Executive hereby undertakes with the Company that he will not for the period of twelve months after the Termination Date (and six months after the Termination Date in the case of clause 14.3.1) whether by himself, through his employees or agents or otherwise howsoever and whether on his own behalf or on behalf of any other person, firm, company or other organisation, directly or indirectly:

14.3.1	in competition with the Company anywhere in the world, in a senior capacity be employed by or engaged or otherwise interested in any of the companies (or other entities) within the Comparator Group in the business of developing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services; or

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14.3.2	in competition with the Company, accept orders or facilitate the acceptance of any orders or have any business dealings for Restricted Products or Restricted Services from any Customer or Prospective Customer; or

14.3.3	employ or otherwise engage in the business of or be personally involved to a material extent in employing or otherwise engaging, any Restricted Employee in the business of researching into, developing, manufacturing, distributing, selling, supplying or otherwise dealing with Restricted Products or Restricted Services; or

14.3.4	interfere with, or endeavour to interfere with, the supply or provision of goods or services (other than utilities, or goods or services supplied for administrative purposes) to the Company or to induce the cessation of the supply or provision of such goods or services from any Restricted Supplier.

14.3.5	in competition with the Company, solicit business from or endeavour to entice away or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Products or Restricted Services;

14.3.6	solicit or induce or endeavour to solicit or induce any Restricted Employee to cease working for or providing services to the Company, whether or not any such person would thereby commit a breach of contract.

14.4	If the restriction in clause 14.3.1 is for any reason held to be unenforceable in any jurisdiction in the world the Executive shall agree to such amended or lesser restriction as would enable that restriction to be enforced so far as possible in such jurisdiction.

14.5	The benefit of clause 14.3 shall be held on trust by the Company for each Group Company and the Company reserves the right to assign the benefit of such provisions to any Group Company, in addition such provisions also apply as though there were substituted for references to “the Company” references to each Group Company in relation to which the Executive has in the course of his duties for the Company or by reason of rendering services to or holding office in such Group Company:

14.5.1	acquired knowledge of its trade secrets or Confidential Information; or

14.5.2	had material personal dealings with its Customers or Prospective Customers; or

14.5.3	supervised directly or indirectly, employees having material personal dealings with its Customers or Prospective Customers, but so that references in clause 14.1 to “the Company” shall for this purpose be deemed to be replaced by references to the relevant Group Company. The obligations undertaken by the Executive pursuant to this clause 14.5 shall, with respect to each such Group Company, constitute a separate and distinct covenant, and the invalidity or unenforceability of any such covenant shall not affect the validity or enforceability of the covenants in favour of any other Group Company or the Company. In addition, at the request of the Company the Executive shall enter into a direct agreement or undertaking with any Group Company whereby he will accept restrictions corresponding to the restrictions in this clause 14 (or such of them as may be appropriate).

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14.6	The Executive hereby undertakes with the Company that he will not at any time without the consent of the Company:

14.6.1	after the Termination Date engage other than as a private consumer in any trade or business or be associated with any person, firm or company engaged in any trade or business using the name(s) HSBC or The Hongkong Shanghai Banking Corporation or incorporating the word(s) Hongkong Shanghai Banking Corporation;

14.6.2	after the Termination Date, in the course of carrying on any trade or business, claim, represent or otherwise indicate any present association with the Company or any Group Company or for the purpose of carrying on or retaining any business or custom, claim, represent or otherwise indicate any past association with the Company or any Group Company to its detriment other than simple and factual statements regarding the Executive’s period of employment, job title, responsibilities and role.

14.7	The parties agree that the periods referred to in clause 14.3 above will be reduced by one day for every day, during which, at the Company’s direction and in accordance with clause 13.4, the Executive has been excluded from the Company’s premises and has not carried out any duties.

14.8	While the restrictions in this clause 14 (on which the Executive has had the opportunity to take independent advice, as the Executive hereby acknowledges) are considered by the parties to be reasonable in all the circumstances, it is agreed that if any such restrictions, by themselves, or taken together, shall be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company or a Group Company but would be adjudged reasonable if part or parts of the wording thereof were deleted, the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and effective.

15	General

15.1	The provisions of this Agreement are severable and, if any one or more provision may be determined to be illegal or otherwise unenforceable in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction, will nevertheless be binding and enforceable.

15.2	Any notice or other document to be given under this Agreement shall be in writing and may be given personally to the Executive or to the Secretary of the Company (as the case may be) or may be sent by post or by facsimile transmission to, in the case of the Company, its registered office for the time being and in the case of the Executive either to his address shown on the face hereof or to his last known place of residence.

15.3	Any such notice shall be deemed served, when in the ordinary course of the means of transmission, it would first be received by the addressee in normal business hours.

15.4	The Executive hereby irrevocably appoints any other director of the Company from time to time, jointly and severally, to be his attorney in his name and on his benefit to sign any documents and do things necessary or requisite to give effect to those matters which he is obliged to do pursuant to this Agreement

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(including but not limited to clauses 12 and 13.6. In favour of any third party a certificate in writing signed by any director or by the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

16	Other Agreements

16.1	This Agreement constitutes the entire agreement of the parties and shall be in substitution for any previous letters of appointment, agreements or arrangements, whether written, oral or implied, relating to the employment of the Executive by the Company or any Group Company.

16.2	The Executive confirms that he has received a copy of the Company’s Employment Information CD. The Executive agrees to comply with the Company’s Employment Information CD to the extent it imposes obligations upon him. However he acknowledges and confirms that the provisions of the Employment Information CD do not, other than where expressly stated otherwise, form part of this contract and that the Executive cannot sue the Company for any failure by the Company to comply with the Company’s Employment Information CD.

16.3	Without prejudice to clause 16.1, in the event of any conflict between the terms of this Agreement and any other document purporting to relate to the employment of the Executive (including the Employment Information CD or any applicable staff handbook), the terms of this Agreement prevail

16.4	The Executive hereby acknowledges that he has no outstanding claims of any kind against the Company/any Group Company (other than in respect of remuneration and expenses accrued as at the date of this Agreement but not yet paid).

17	Choice of law and submission to jurisdiction

17.1	This Agreement shall be governed by and interpreted in accordance with the laws of Hong Kong.

17.2	The Executive hereby submits to the jurisdiction of the courts in Hong Kong but this Agreement may be enforced by the Company in any court of competent jurisdiction.

18	Definitions

18.1	In this Agreement unless the context otherwise requires:

18.1.1	the following expressions have the following meanings:

“Board” means the Board of Directors for the time being of HSBC or any committee of the Board (including the Group Management Board) to which powers have been properly delegated or such person or persons designated by the Board from time to time as its representative for the purposes of this Agreement;

“Commencement Date” is 1 August 2008;

“Employment” means the Executive’ s employment under this Agreement;

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“Group” means the Company and the Group Companies;

“Group Company” means a legal entity from time to time in which HSBC (or one or more of its holding or subsidiary companies, or subsequent holding or subsidiary companies of such entity) (i) owns at least fifty per cent (50%) or more of the voting shares or (ii) has a minority shareholding or (iii) either directly or indirectly exercises management control, even though it may own less than fifty per cent (50%) of the shares and is prevented by law from owning a greater shareholding;

“Group Chief Executive” means the Group Chief Executive of HSBC from time to time;

“HSBC” means HSBC Holdings plc;

“Termination Date” means the date on which the Executive’s Employment terminated;

18.1.2	references to clauses, sub-clauses and schedules are unless otherwise stated to clauses and sub-clauses of and schedules to this Agreement;

18.1.3	the headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

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IN WITNESS whereof this Agreement has been executed the day and year first above written.

EXECUTED AS A DEED by) [redacted]

Nigel P Fretwell, attorney for and)

on behalf of the Company) .... Dated 29TH AUGUST 2008

in the presence of:) .... Dated: 29 August 2008

Witness Name) KWOK PO YEE POLLY

Address) Rm 10, 14/F

124 Belcher's St, HK

Occupation HK Professional

EXECUTED AS A DEED by) [redacted]

the Executive) .... Dated: 29 Aug. 08

in the presence of:) .... Dated: 29 Aug. 08

Witness Name) PAU YEE FONG

Address) 4E CLIFFVIEW MANSION

25 CONDUIT ROAD, HK

Occupation EXECUTIVE

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